Exhibit 97.1

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1.	INTRODUCTION

1.1 In accordance with applicable Nasdaq rules, Rule 5608 (Recovery of Erroneously Awarded Compensation), and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (Rule 10D-1), the Board of Directors (“Board”) of BRBI BR Partners S.A. (“Company”) has adopted this Policy for the Recovery of Erroneously Awarded Compensation (“Policy”) to establish the principles and mechanisms for the potential recovery of certain amounts of Variable Compensation paid by the Company to Executive Officers based on Financial Statements that are subsequently Restated.

2.	DEFINITIONS

“Independent Director”: A director qualified by the General Shareholders’ Meeting as “independent” for Board composition, pursuant to CVM rules, notably CVM Resolution No. 80/22, and the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

“Financial Statements”: Annual financial statements, quarterly financial information, or any other interim financial information prepared by the Company.

“Executive Officers”: Any executive listed as an “officer” for purposes of the Form 20-F annually filed by the Company with SEC.

“Financial Reporting Metrics”: Metrics determined and presented in accordance with accounting principles used in preparing the Financial Statements, and any other metrics derived wholly or partially from such metrics, including, without limitation, market price of shares and total shareholder return metrics. For clarity, a Financial Reporting Metric is not required to be disclosed in the Financial Statements or to be included in any filings made by the Company with the SEC.

“Nasdaq”: Nasdaq Stock Market LLC.

“Transition Period”: Any transition period resulting from a change in the Company’s fiscal year during or immediately after the three fiscal years preceding the Restatement Date. A Transition Period between the last day of the previous fiscal year and the new fiscal year comprising nine to twelve months shall be considered a full fiscal year.

“Restatement” or “Accounting Restatement”: An accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including any restatement necessary to correct a material error in previously issued Financial Statements, or that would result in a material inaccuracy if the error were corrected or left uncorrected in the current period.

“Received”: Variable Compensation actually received or deemed received by the Executive Officer, considered received in the fiscal year in which the Financial Reporting Metric specified in the instrument, agreement, or plan was achieved or granted, even if payment or grant occurs after such fiscal year.

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“Erroneously Awarded Variable Compensation”: The positive difference between (i) the amount of Variable Compensation actually Received by an Executive Officer calculated based on Financial Reporting Metrics from Financial Statements that are subsequently Restated; and (ii) the amount that would have been awarded had such Variable Compensation been calculated based on Financial Reporting Metrics from the Restated Financial Statements, disregarding any taxes paid. Variable Compensation Received prior to June 17, 2025, shall not be considered Erroneously Awarded.

“Variable Compensation”: Any compensation (cash or Company shares) actually Received by an Executive Officer and paid by the Company based, in whole or in part, on achievement of a Financial Reporting Metric.

“SEC”: U.S. Securities and Exchange Commission.

“Amount to be Recovered”: (i) The amount of Erroneously Awarded Variable Compensation in local currency, updated by the Certificado de Depósito Interbancário (“CDI”) variation until recovery; or (ii) the value of any gain realized by the Executive Officer from acquisition, exercise, settlement, sale, transfer, or other disposition of Erroneously Awarded Variable Compensation in shares.

3.	POLICY GUIDELINES

3.1.	INDIVIDUALS SUBJECT TO THE POLICY

3.1.1. This Policy shall apply to Executive Officers who have received Erroneously Awarded Variable Compensation under the terms of this Policy, irrespective of any finding of negligence or intentional misconduct on the part of the Executive Officer.

3.2.	ROLES AND RESPONSIBILITIES

3.2.1. This Policy shall be administered by the Compensation Committee, provided that the Committee is composed entirely of Independent Directors, or, in the absence of such a Committee or if the Committee is not comprised solely of Independent Directors, by a majority of the Independent Directors (the “Committee”). Any decisions or determinations made by the Committee shall be final and binding upon all affected parties.

3.2.2. The Committee may interpret this Policy and make all necessary, appropriate, or advisable decisions for its administration and for the Company’s compliance with applicable laws and regulations.

3.3.	DETERMINATION OF ERRONEOUSLY AWARDED VARIABLE COMPENSATION

3.3.1. In instances where Erroneously Awarded Variable Compensation is determined based on (i) the market price of the Company’s shares, (ii) total shareholder return metrics, or (iii) any other circumstances in which the amount of Erroneously Awarded Variable Compensation cannot be objectively recalculated from the information contained in the Restated Financial Statements, the following procedures shall apply:

(a)	The amount to be recovered shall be determined by the Committee, based on a reasonable estimate of the effect of the Restatement on the market price of Company shares, total shareholder return metrics, or other criteria used for calculation; and

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(b)	The Company shall maintain documentation of such reasonable estimate and provide it to Nasdaq.

3.3.2. For purposes of Section 3.3.1, only Variable Compensation actually received by the Executive Officer at any time during the three (3) fiscal years immediately preceding the fiscal year in which the Restatement Date occurs may be considered Erroneously Awarded Variable Compensation under this Policy. In the event of a change to the Company’s fiscal year-end, applicable Transition Periods shall be observed in accordance with relevant regulations.

3.3.3. For purposes of this Policy, the Restatement Date shall mean: (i) the date on which the Board of Directors determines that the Company is required to effect a Restatement (regardless of whether such Restatement has been filed with the appropriate authorities as required by law or applicable regulations); or (ii) the date on which a legally recognized authority or competent body determines that the Company is required to effect such Restatement.

3.4.	METHODS FOR RECOVERING ERRONEOUSLY RECEIVED VARIABLE COMPENSATION

3.4.1. In the event of an Accounting Restatement and upon determination that Erroneously Awarded Variable Compensation has been paid to Executive Officers, the Committee shall notify each affected Executive Officer in writing, following the Committee’s decision regarding recovery. Such notice shall specify: (i) the Amount to be Recovered, including as set forth in Section 3.3.1; (ii) the method of recovery, as described in Section 3.4.2 below; and (iii) the deadline by which the Executive Officer must effect repayment, if applicable.

3.4.2. The Committee shall, at its sole discretion and based on the specific facts and circumstances of each case, promptly adopt any of the following measures, without prejudice to any other actions necessary to achieve full recovery:

(a)	Require reimbursement or pursue recovery of the Amount to be Recovered by any lawful means;

(b)	Offset the Amount to be Recovered against any other compensation owed or that may become owed by the Company to the Executive Officer, subject to applicable laws and regulations;

(c)	Cancel any share-based compensation, whether granted or not, up to the Amount to be Recovered;

(d)	Take any other remedial or recovery action permitted by law.

3.4.3. The respective Executive Officer shall reimburse the Company for any reasonable expenses (including attorneys’ fees) incurred by the Company in connection with the recovery of Erroneously Awarded Variable Compensation.

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3.4.4. Except as otherwise provided by applicable law and without prejudice to Section 3.4.2, the Company shall seek to recover at least the full amount of Erroneously Awarded Variable Compensation as fulfillment of the Executive Officer’s obligations under this Policy.

3.4.5. For the avoidance of doubt, if the measures adopted by the Board of Directors are insufficient to achieve full recovery of the Amount to be Recovered, the Board may adopt additional measures, cumulatively, until the total Amount to be Recovered has been obtained by the Company.

3.4.6. The Company may take all necessary measures to achieve full recovery of the Amount to be Recovered from both active and former Executive Officers. The Company’s right to recovery is independent of whether the Executive Officer acted with negligence or willful misconduct.

3.5.	EXCEPTIONS

3.5.1. Erroneously Awarded Compensation need not be recovered if the majority of the Committee determines:

(a)	As a result of reasonable recovery efforts and direct payments to third parties engaged to assist in the application of this Policy in the specific case, the expenses to be incurred by the Company in effecting recovery would exceed the Amount to be Recovered; or

(b)	Based on a legal opinion deemed acceptable by Nasdaq, recovery of Erroneously Awarded Variable Compensation from Executive Officers would violate a Brazilian law that became effective prior to November 28, 2022.

3.5.2. Any determination by the Committee must be substantiated, and all measures adopted by the Company, including the procurement of legal opinions, must be documented for submission to Nasdaq and other relevant regulatory authorities.

3.6.	DISCLOSURES

3.6.1. The Company shall file all disclosures related to this Policy with the SEC as required by applicable records and rules.

3.7.	PROHIBITION OF INDEMNIFICATION OR INSURANCE

3.7.1. The Company is not authorized to insure or indemnify any Executive Officer with respect to (i) the loss of any Erroneously Awarded Variable Compensation that is reimbursed, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims arising from the Company’s enforcement of its rights under this Policy. Furthermore, the Company shall not enter into any agreement that exempts any Variable Compensation granted, paid, or awarded to an Executive Officer from the application of this Policy, or by which the Company waives its right to recover any Erroneously Awarded Variable Compensation. This Policy shall supersede any such agreement, whether entered into before, on, or after the effective date of this Policy.

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3.8.	OTHER RECOVERY RIGHTS

3.8.1. This Policy shall be binding upon and applicable to all Executive Officers and, to the extent required by applicable law, their beneficiaries, heirs, administrators, or other legal representatives. Any employment agreement, equity grant agreement, compensation plan, or other contract or agreement with an Executive Officer must require compliance with this Policy as a condition for the granting of any benefit under such document.

3.8.2. In the event that an Executive Officer fails to reimburse the Company for the full amount of Erroneously Awarded Variable Compensation, the Company may take all reasonable and appropriate measures to recover such amount, and the respective Executive Officer shall be required to reimburse the Company for all reasonable expenses incurred (including attorneys’ fees and court costs) in connection with such recovery.

3.8.3. Any right of recovery under this Policy is cumulative and does not supersede or replace any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, rule, or pursuant to the terms of any Company policy or any provision in any employment agreement, equity grant agreement, compensation plan, or other agreement.

4.	GENERAL PROVISIONS

This Policy was approved at a meeting of the Company’s Board of Directors held on September 15th, 2025, and is effective as of that date.

This Policy shall be reviewed every three (3) years by resolution of the Company’s Board of Directors and may be amended whenever the Board deems it necessary and/or due to legislative or regulatory changes or updates to the Company’s corporate governance documents.

5.	REVISION HISTORY

REVISION HISTORY
Version		Date	Responsible
1st	09/2025		Compliance Department

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Annex I

ADHERENCE AGREEMENT TO THE POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED

COMPENSATION

By means of this instrument (“Adherence Agreement”), [Name – qualification], the undersigned, in the capacity of [position], hereby acknowledges and agrees to adhere to the Policy for the Recovery of Erroneously Awarded Compensation of BRBI BR Partners S.A. (“Policy”), and declares:

(i)	That they have received, read, fully understood, and accepted the terms and conditions of the Policy;

(ii)	That they are aware of and accept full responsibility for complying with all provisions of the Policy, and undertake to reimburse the Company, in full and without limitation, for any losses arising from noncompliance, without prejudice to any other applicable sanctions;

(iii)	That they consent to the deduction of compensation as a means to facilitate the recovery of any amounts subject to clawback, including, without limitation, deductions from salary and any severance payments that may be due;

(iv)	That they acknowledge the obligations set forth in the Policy shall remain in effect following the termination of their relationship with the Company, if applicable, and that the Company may pursue all appropriate measures, judicial or extrajudicial, to recover any amounts subject to clawback.

The undersigned, by means of this instrument, hereby waives any right to indemnification, insurance coverage, or reimbursement of expenses from the Company in connection with any Erroneously Awarded Compensation, as set forth in Section 3.7 of this Policy.

São Paulo, [●] of [●], [●].

Signature

Name

Date